SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  ===========


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


            X     ANNUAL REPORT PURSUANT TO SECTION 15(d)
          -----   OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997

          -----   TRANSITION REPORT PURSUANT TO SECTION 15(d)
                  OF THE SECURITIES EXCHANGE ACT OF 1934



                                  ===========



                         Commission file number 1-11785

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      SOUTHERN PACIFIC FUNDING CORPORATION
                              401(K) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      SOUTHERN PACIFIC FUNDING CORPORATION
                          4949 MEADOWS ROAD, SUITE 600
                            LAKE OSWEGO, OREGON 97035

Southern Pacific Funding Corporation
401(k) Plan and Trust
Table of Contents
December 31, 1997




                                                                                                  PAGE

Report of Independent Accountants...............................................................    1

Statement of Net Assets Available for Benefits with Fund Information............................    2

Statement of Changes in Net Assets Available for Benefits with Fund Information.................    3

Notes to Financial Statements...................................................................    4

Supplemental Information Required by ERISA

         Schedule 1 - Schedule of Assets Held for Investment Purposes...........................    8

         Schedule 2 - Schedule of Reportable Transactions.......................................    9

                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Participants and Administrator of the Southern Pacific Funding Corporation
401(k) Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Southern Pacific Funding Corporation 401(k) Plan and Trust at December 31, 1997, and the changes in net assets available for benefits for the three months then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. Schedules 1 and 2 and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
Portland, Oregon
June 25, 1998

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997


                                                                      FRANKLIN                        KEYCHOICE       KEYCHOICE
                                          EB MONEY                    SMALL CAP       KEYCHOICE       INCOME &        MODERATE
                                           MARKET       EB MAGIC       GROWTH          GROWTH          GROWTH          GROWTH
                                            FUND         FUND           FUND            FUND            FUND            FUND
                                         -----------  ------------ --------------- --------------- --------------  --------------
ASSETS
Investments at fair value
  EB Money Market Fund                   $    46,367  $         -  $            -  $            -  $           -   $           -
  EB MaGIC Fund                                    -       97,083               -               -              -               -
  Franklin Small Cap Growth Fund                   -            -         452,356               -              -               -
  KeyChoice Growth Fund                            -            -               -          39,971              -               -
  KeyChoice Income & Growth Fund                   -            -               -               -          9,496               -
  KeyChoice Moderate Growth Fund                   -            -               -               -              -          18,934
  Bond Fund of America                             -            -               -               -              -               -
  Washington Mutual Investors Fund                 -            -               -               -              -               -
  Southern Pacific Funding Corp.
   Stock Fund                                      -            -               -               -              -               -
  Imperial Credit Industries Stock Fund            -            -               -               -              -               -
  Participant loans                                -            -               -               -              -               -
                                         -----------  -----------  --------------  --------------  -------------   -------------

     Total investments                        46,367       97,083         452,356          39,971          9,496          18,934


Receivables:                                     113            -               -               -              -               -
  Accrued income                                   -        1,606           7,481             661            157             313
  Receivable from other plan                       -            3             508             389            102             101
  Employer contributions                           -           12           1,953             971            220             210
  Participant contributions              -----------  -----------  --------------  --------------  -------------   -------------

    Total receivables                            113        1,621           9,942           2,021            479             624


Interfund (payable)/receivable               (46,342)      10,198         (15,961)         (1,612)          (228)           (342)
Accrued adjustments                                -        1,050           4,897             433            103             205
                                         -----------  -----------  --------------  --------------  -------------   -------------

Net assets available for benefits        $       138  $   109,952  $      451,234  $       40,813  $       9,850   $      19,421
                                         ===========  ===========  ==============  ==============  =============   =============


                                                                      SOUTHERN
                                                                       PACIFIC         IMPERIAL
                                                      WASHINGTON       FUNDING          CREDIT
                                                       MUTUAL        CORPORATION     INDUSTRIES
                                        BOND FUND     INVESTORS         STOCK           STOCK         PARTICIPANT
                                        OF AMERICA      FUND             FUND            FUND            LOANS           TOTAL
                                        ------------  ------------  --------------  --------------  --------------- ----------------
ASSETS
Investments at fair value
  EB Money Market Fund                  $          -  $         -   $           -   $           -   $            -  $        46,367
  EB MaGIC Fund                                    -            -               -               -                -           97,083
  Franklin Small Cap Growth Fund                   -            -               -               -                -          452,356
  KeyChoice Growth Fund                            -            -               -               -                -           39,971
  KeyChoice Income & Growth Fund                   -            -               -               -                -            9,496
  KeyChoice Moderate Growth Fund                   -            -               -               -                -           18,934
  Bond Fund of America                        84,348            -               -               -                -           84,348
  Washington Mutual Investors Fund                 -       62,101               -               -                -           62,101
  Southern Pacific Funding Corp.
   Stock Fund                                      -            -         240,306               -                -          240,306
  Imperial Credit Industries Stock Fund            -            -               -         567,030                -          567,030
  Participant loans                                -            -               -               -            8,602            8,602
                                        ------------  -----------   -------------   -------------   --------------  ---------------

     Total investments                        84,348       62,101         240,306         567,030            8,602        1,626,594


Receivables:                                       -            -               -               -                -              113
  Accrued income                               1,395        1,027          30,710           8,131                -           51,481
  Receivable from other plan                     124        1,145             104               -                -            2,476
  Employer contributions                         327        3,759             230               -                -            7,682
  Participant contributions             ------------  -----------   -------------   -------------   --------------  ---------------

    Total receivables                          1,846        5,931          31,044           8,131                -           61,752


Interfund (payable)/receivable                  (601)      10,971          20,930          22,987                -                -
Accrued adjustments                              913          672          (3,047)         (2,847)               -            2,379
                                        ------------  -----------   -------------   -------------   --------------  ---------------

Net assets available for benefits       $     86,506  $    79,675   $     289,233   $     595,301   $        8,602  $     1,690,725
                                        ============  ===========   =============   =============   ==============  ===============


   The accompanying notes are an integral part of these financial statements.

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE THREE MONTHS ENDED DECEMBER 31, 1997

                                                                      FRANKLIN                        KEYCHOICE        KEYCHOICE
                                          EB MONEY                    SMALL CAP       KEYCHOICE        INCOME &        MODERATE
                                           MARKET         EB MAGIC     GROWTH          GROWTH           GROWTH          GROWTH
                                            FUND           FUND          FUND            FUND             FUND            FUND
                                        ------------- ------------ --------------  --------------- ---------------- ---------------
 ADDITIONS
 Additions to net assets attributed to:
     Investment income:
        Net appreciation (depreciation)
          in fair value of assets       $          -  $     1,246  $     (57,595) $          (304) $           (36) $         (109)
        Interest & dividends                     138            -         21,965              906              156             343

    Transfer from other plan                       -      102,795        375,807                -                -               -
    Rollovers                                      -            -             26            1,619                -               -
    Loan repayments                                -          173            173                -                -               -
                                                   -            -              -                -                -               -
     Contributions:                                -            -              -                -                -               -
        Participant contributions                  -        4,186         83,500           28,891            7,359          14,090
        Employer contributions                     -        1,552         28,692            9,701            2,371           5,097
                                        ------------  -----------  -------------  ---------------  --------------- ---------------

           Total additions                       138      109,952        452,568           40,813            9,850          19,421

 DEDUCTIONS
 Deductions from net assets
   attributable to:
     Benefit payments                              -            -         (1,334)               -                -               -
                                        ------------  -----------  -------------  ---------------  --------------- ---------------

 Net increase (decrease)                         138      109,952        451,234           40,813            9,850          19,421

 Net assets available for benefits:
     Beginning of period                           -            -              -                -                -               -
                                        ------------  -----------  -------------  ---------------  --------------- ---------------

     End of period                      $        138  $   109,952  $     451,234  $        40,813  $         9,850 $        19,421
                                        ============  ===========  =============  ===============  =============== ===============

                                                                     SOUTHERN
                                                                      PACIFIC        IMPERIAL
                                            BOND       WASHINGTON     FUNDING         CREDIT
                                            FUND         MUTUAL     CORPORATION     INDUSTRIES
                                             OF        INVESTORS       STOCK           STOCK          PARTICIPANT
                                          AMERICA         FUND          FUND            FUND            LOANS             TOTAL
 ADDITIONS                               ------------ ------------- ------------ ---------------  --------------   ----------------
 Additions to net assets attributed to:
     Investment income:
        Net appreciation (depreciation)
          in fair value of assets        $      (194) $     (2,461) $    (14,995) $     (172,764) $            -   $       (247,212)
        Interest & dividends                   1,272         4,991            65              52             149             30,037

    Transfer from other plan                  70,714             -       257,246         768,109           9,221          1,583,892
    Rollovers                                  1,654             -            26               -               -              3,325
    Loan repayments                               87           243            92               -            (768)                 -
                                                   -             -             -               -               -                  -
     Contributions:                                -             -             -               -               -                  -
        Participant contributions              8,962        56,612        34,048             (96)              -            237,552
        Employer contributions                 4,011        20,290        13,014               -               -             84,728
                                         -----------  ------------  ------------  --------------  --------------   ----------------

           Total additions                    86,506        79,675       289,496         595,301           8,602          1,692,322

 DEDUCTIONS
 Deductions from net assets
   attributable to:
     Benefit payments                              -             -          (263)              -               -             (1,597)
                                         ------------ ------------- ------------  --------------  --------------   ----------------

 Net increase (decrease)                      86,506        79,675       289,233         595,301           8,602          1,690,725
 Net assets available for benefits:
     Beginning of period                           -             -             -               -               -                  -
                                         ------------ ------------- ------------  --------------  --------------   ----------------
     End of period                       $    86,506  $     79,675  $    289,233  $      595,301  $        8,602        $ 1,690,725
                                         ============ ============= ============  ==============  ==============   ================

   The accompanying notes are an integral part of these financial statements.

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN

     The following description of the Southern Pacific Funding Corporation 401(k) Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

     GENERAL
     The Plan is a defined contribution plan covering substantially all employees of Southern Pacific Funding Corporation (the "Company") and its subsidiaries, as well as the employees of three affiliated companies, Hallmark America, Inc., Oceanmark Financial, Inc. and National Capital
     Funding, Inc., who have completed six months of service and reached at least 21 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Participants of the Plan previously participated in a savings plan that was sponsored by the Company's former parent company, Imperial Credit Industries, Inc. On October 1, 1997, the Company established the Plan, and all balances of the Plan's participants were transferred from the previous savings plan into Plan investments with similar risk and investment strategies. The net assets of the Plan include a receivable in the amount of $51,481 related to amounts which were not yet transferred to the Plan by December 31, 1997.

     CONTRIBUTIONS
     Under the Plan, participants may elect to contribute, subject to Internal Revenue Code limitations, up to 15% of gross pay to the Plan through salary deferral. The Company contributes 50% of the first 6% contributed by each employee. The maximum match is 3% of gross pay. Employee and employer contributions are initially made to the EB Money Market Fund and are then allocated to the various investment options in accordance with the elections made by Plan participants.

     INVESTMENT OPTIONS
     Participants may direct contributions in any of nine investment options as follows:

         EB MaGIC Fund. The investment objective of the EB Managed Guaranteed Investment Contract (MaGIC) Fund is to seek a reasonable level of income together with stability of principal. The Fund primarily invests in a diversified portfolio of insurance companies and other investment contracts. The effective maturity of the Fund will be five years or less. Investment contracts are selected from an approved list of high-quality issuers. Short-term investments are maintained only in amounts deemed sufficient for liquidity needs.

         Franklin Small Cap Growth Fund. The fund seeks long-term capital growth. The fund invests primarily in equity securities of companies with market capitalization of less than $1 billion at the time of investment. In addition, the fund seeks to invest at least a third of its assets in companies with market capitalization of $550 million or less.

         KeyChoice Growth Fund. The investment objective of the Growth Fund is to seek to provide growth of capital. The Growth Fund seeks to achieve its objective by allocating its assets primarily among underlying portfolios that invest in equity securities.

         KeyChoice Income and Growth Fund. The investment objective of the KeyChoice Income and Growth Fund is to seek to provide current income combined with moderate growth of capital. The Income and Growth Fund seeks to achieve its objective by allocating its assets among

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

1.   DESCRIPTION OF PLAN (CONTINUED)

         underlying portfolios that invest in fixed income securities and, to a lesser extent, equity securities.

         KeyChoice Moderate Growth Fund. The investment objective of the KeyChoice Moderate Growth Fund is to seek to provide growth of capital combined with a moderate level of current income. The Moderate Growth Fund seeks to achieve its objectives by allocating its assets in equity securities and, to a lesser extent, fixed income securities.

         The American Funds Group: The Bond Fund of America. The fund seeks a high level of current income as is consistent with preservation of capital. The investment strategy emphasizes strong bond market values in the U.S. and abroad.

         The American Funds Group: Washington Mutual Investors Fund. The fund seeks current income and an opportunity for growth of principal consistent with sound common stock investing. The investment strategy emphasizes companies that consistently pay dividends, and earn more than their dividend payout.

         Southern Pacific Funding Corporation Stock. Amounts are invested in common stock of Southern Pacific Funding Corporation.

         Imperial Credit Industries, Inc. Stock. Amounts are invested in common stock of Imperial Credit Industries, Inc. The balance in this fund was transferred from the previous plan. Participants may not allocate new deferral amounts to this fund.

     VESTING
     Participants are immediately vested in their elective contributions and all transfer and rollover contributions plus actual earnings thereon. These amounts cannot be forfeited for any reason. Vesting in the participant's share of Company contributions, plus actual earnings thereon, is based on years of service, as follows:

                                                          PERCENTAGE
                 YEARS OF SERVICE                           VESTED
                 ----------------                           ------

                    Less than 1                                0%
                         1                                    20%
                         2                                    40%
                         3                                    60%
                         4                                    80%
                         5                                   100%

     In addition, the participant's share of the Company contributions is subject to full vesting upon the occurrence of retirement from the Company on or after age 65, death while still an employee, or termination of employment due to total disability.

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------


     PARTICIPANT LOANS
     The Plan provides for participant loans under certain guidelines. Participant loans are repaid through payroll deductions and participants' remaining account balances are used as collateral for the loan. Interest charged on the loans will equal the current prime rate plus 1%.

     PAYMENT OF BENEFITS
     On termination of service due to death, disability or retirement, a participant may receive the value of his or her account as a lump-sum distribution. Under the hardship withdrawal provisions of the Plan, participants may withdraw salary deferral amounts while still employed by the Company. Benefits are recorded when paid.


2.   SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed in preparation of the Plan's financial statements.

     BASIS OF ACCOUNTING
     The  financial   statements   are  prepared  using  the  accrual  basis  of
     accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION
     The Plan's investments are stated at fair value. Shares of Company stock and registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

     Realized and unrealized gains or losses are determined based upon revalued cost. Revalued cost reflects the market value of the investment at the prior year-end or the current year purchase price. Security transactions are recorded on the date the securities are purchased or sold. The cost of securities sold is determined by the average cost method. Interest income is recorded on the accrual basis.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.


3.   TERMINATION PROVISIONS

     Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of any total or partial termination or discontinuance of the Plan, the accounts of all participants shall become fully vested and nonforfeitable. The Company may continue the trust to pay benefits as they mature, or liquidate and distribute the net assets of the trust among participants and beneficiaries in proportion to their interests.

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1997
--------------------------------------------------------------------------------

4.   TRUSTEE FEES AND OTHER EXPENSES

     Certain expenses of administration and servicing of the Plan, including equipment, supplies and payroll expenses of administrative and clerical personnel, are provided by the Company without charge to the Plan. Trustee expenses and investment manager fees are paid by the Plan.


6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Key Trust Company. Plan investments also include common stock of Southern Pacific Funding Corporation, the Plan's sponsor. Key Trust Company is the Trustee and Southern Pacific Funding Corporation is the Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest.


7.   FEDERAL INCOME TAX STATUS

     The Plan requested but has not yet received a determination letter from the Internal Revenue Service regarding compliance of applicable requirements of the Internal Revenue Code (IRC). The Company and the Plan's legal counsel believe the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


8.   CONCENTRATION OF RISK

     The Plan's assets consist primarily of financial instruments including common stock of Imperial Credit Corporation, the Company's common stock, and certain mutual funds. These financial instruments may subject the Plan to concentrations of risk because investments in common stock and mutual funds are subject to changes in market values.

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
SCHEDULE 1
LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
FOR DECEMBER 31, 1997


                                                                     CURRENT
                                                     COST             VALUE
                                                 ------------      ------------
Investments held by Key Trust Company:
    EB Money Market Fund                         $    46,367       $    46,367
    EB MaGIC Fund                                     95,837            97,083
    Franklin Small Cap Growth Fund                   508,489           452,356
    KeyChoice Growth Fund*                            40,256            39,971
    KeyChoice Income & Growth Fund*                    9,532             9,496
    KeyChoice Moderate Growth Fund*                   19,044            18,934
    Bond Fund of America                              84,540            84,348
    Washington Mutual Investors Fund                  64,015            62,101
    Southern Pacific Funding Corp. Stock Fund*       280,437           240,306
    Imperial Credit Industries Stock Fund            781,068           567,030
Participant loans                                          -             8,602
                                                 -----------       -----------

                                                 $ 1,929,585       $ 1,626,594
                                                 ===========       ===========

*  Party-in-interest to the Plan.

       This schedule is derived from data certified by Key Trust Company, the trustee of the Plan.

SOUTHERN PACIFIC FUNDING CORPORATION
401(K) PLAN AND TRUST
SCHEDULE 2
LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR DECEMBER 31, 1997

Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the year, as defined in section 2520.103-6 of the Department of Labor rules and Regulations for Reporting and Disclosure under ERISA are as follows:



                                                                              PURCHASE      SELLING      LEASE
 IDENTITY OF PARTY INVOLVED               DESCRIPTION OF ASSET                PRICE         PRICE        RENTAL
--------------------------- --------------------------------------------- ------------- -------------  ----------

 Key Trust Company           EB Money Market Fund                             $ 72,012      $      -    $      -
 Key Trust Company           EB MaGIC Fund                                      95,837             -           -
 Key Trust Company           Franklin Small Cap Growth Fund                    518,342             -           -
 Key Trust Company           KeyChoice Growth Fund                              40,780             -           -
 Key Trust Company           KeyChoice Income & Growth Fund                      9,532             -           -
 Key Trust Company           KeyChoice Moderate Growth Fund                     19,044             -           -
 Key Trust Company           Bond Fund of America                               85,374             -           -
 Key Trust Company           Washington Mutual Investors Fund                   73,540             -           -
 Key Trust Company           Southern Pacific Funding Corp. Stock Fund         253,394             -           -
 Key Trust Company           Imperial Credit Industries Stock Fund             788,441             -           -
 Participants                Participant loans                                   9,221             -           -

 Key Trust Company           EB Money Market Fund                             $      -      $ 25,645     $     -
 Key Trust Company           Franklin Small Cap Growth Fund                          -         8,391           -
 Key Trust Company           KeyChoice Growth Fund                                   -           505           -
 Key Trust Company           Bond Fund of America                                    -           832           -
 Key Trust Company           Washington Mutual Investors Fund                        -         8,978           -
 Key Trust Company           Imperial Credit Industries Stock Fund                   -        49,455           -
 Participants                Participant loans                                       -           619           -


                                                                           EXPENSES                     CURRENT VALUE
                                                                           INCURRED                      OF ASSET ON
                                                                             WITH          COST OF       TRANSACTION       NET GAIN
 IDENTITY OF PARTY INVOLVED               DESCRIPTION OF ASSET           TRANSACTION        ASSET       DATE INVOLVED      OR (LOSS)
--------------------------- -------------------------------------------- -------------  ------------- --------------  -----------

 Key Trust Company           EB Money Market Fund                          $        -       $ 72,012       $ 72,012     $      -
 Key Trust Company           EB MaGIC Fund                                          -         95,837         95,837            -
 Key Trust Company           Franklin Small Cap Growth Fund                         -        518,342        518,342            -
 Key Trust Company           KeyChoice Growth Fund                                  -         40,780         40,780            -
 Key Trust Company           KeyChoice Income & Growth Fund                         -          9,532          9,532            -
 Key Trust Company           KeyChoice Moderate Growth Fund                         -         19,044         19,044            -
 Key Trust Company           Bond Fund of America                                   -         85,374         85,374            -
 Key Trust Company           Washington Mutual Investors Fund                       -         73,540         73,540            -
 Key Trust Company           Southern Pacific Funding Corp. Stock Fund              -        253,394        253,394            -
 Key Trust Company           Imperial Credit Industries Stock Fund                  -        788,441        788,441            -
 Participants                Participant loans                                      -          9,221          9,221            -

 Key Trust Company           EB Money Market Fund                          $        -       $ 25,645       $ 25,645     $      -
 Key Trust Company           Franklin Small Cap Growth Fund                         -          9,852          8,391       (1,461)
 Key Trust Company           KeyChoice Growth Fund                                  -            525            505          (20)
 Key Trust Company           Bond Fund of America                                   -            834            832           (2)
 Key Trust Company           Washington Mutual Investors Fund                       -          9,525          8,978         (547)
 Key Trust Company           Imperial Credit Industries Stock Fund                156         57,632         49,455       (8,333)
 Participants                Participant loans                                      -              -            619            -


*All   transactions   were  handled  by  the  trustee  and,  as  such, represent party-in-interest transactions which are permitted by ERISA.

This schedule is derived from data certified by Key Trust Company, the trustee of the Plan.

                                    SIGNATURE



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
                  SOUTHERN PACIFIC FUNDING
                  CORPORATION 401(K) PLAN AND TRUST
                  (Name of Plan)


                  By:      SOUTHERN PACIFIC FUNDING CORPORATION 401(K)
                           PLAN COMMITTEE


                  By:      /s/ Timothy A. Breedlove



         Dated:   June 29, 1998